Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed financial information as of and for the three and nine months ended September 30, 2019 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2018 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune,” the “Company,” “we,” “our,” “ours,” or “us” or similar terms refer to AC Immune SA.

We prepare and report our financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 13, 2019.

Results of operations

Comparison of the three and nine months ended September 30, 2019 and 2018

Revenues

For the three and nine months ended September 30, 2019, AC Immune generated revenues of CHF 33.4 million and CHF 110.0 million compared with CHF 2.3 million and CHF 5.8 million for the comparable periods in 2018, respectively. This represents an increase of CHF 31.1 million and CHF 104.2 million, respectively. The following table summarizes our revenues during the three and nine months ended September 30, 2019 and 2018:

	For the Three Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Contract revenue	33,411	2,305	31,106
Total revenues	33,411	2,305	31,106

	For the Nine Months Ended September 30
	2019	2018	Change
	(in CHF thousands, unaudited)
Contract revenue	109,964	5,791	104,173
Total revenues	109,964	5,791	104,173

For the three months ended September 30, 2019, the increase in collaboration revenues compared to the three months ended September 30, 2018 was principally due to recognition of CHF 30.0 million for the first installment of the first milestone achieved with Lilly and CHF 2.2 million in connection with the initiation of a Phase 2 Trial of Tau PET Tracer with Life Molecular Imaging.

For the nine months ended September 30, 2019, the increase in collaboration revenues compared to the nine months ended September 30, 2018 was principally due to recognition of a CHF 73.1 million upfront payment for a right-of-use license fee and CHF 30.0 million for the first installment of the first milestone achieved with Lilly. Additionally, the Company recognized CHF 1.5 million for research and development activities associated with our agreement to research and develop tau morphomer molecules for the potential treatment of Alzheimer's disease (AD) and other neurodegenerative diseases. There were no similar revenue generating activities in 2018.

Research and development expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements share costs for the development of our product candidates differently. We have completed our research and development spending for both of our Genentech collaborations. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of selected second generation anti-Tau vaccines.

For the three and nine months ended September 30, 2019, research and development expenses totaled CHF 11.5 million and CHF 35.8 million compared with CHF 11.5 million and CHF 32.2 million for the comparable periods in 2018, respectively. This represents a decrease of CHF 0.1 million and an increase of CHF 3.6 million for the three and nine month periods, respectively. The following table presents the research and development expenses during the three and nine months ended September 30, 2019 and 2018:

	For the Three Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	8,205	8,818	(613)
Salaries and related costs(2)	3,273	2,728	545
Total research and development expenses	11,478	11,546	(68)

	For the Nine Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	26,069	24,051	2,018
Salaries and related costs(2)	9,701	8,099	1,602
Total research and development expenses	35,770	32,150	3,620

_________________

(1)	Includes depreciation expense

(2)	Includes share-based compensation expense

The following tables present the research and development expenses by our major development programs during the three and nine months ended September 30, 2019 and 2018:

	For the Three Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Alzheimer’s disease	3,333	4,952	(1,619)
Non-Alzheimer’s diseases	1,168	553	615
Diagnostics	543	538	5
New discovery programs	2,518	2,243	275
Total programs	7,562	8,286	(724)
Research and development expenses not allocated to specific programs	3,916	3,260	656
Total	11,478	11,546	(68)

	For the Nine Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Alzheimer’s disease	11,994	12,646	(652)
Non-Alzheimer’s diseases	2,994	1,679	1,315
Diagnostics	1,466	1,678	(212)
New discovery programs	7,669	6,620	1,049
Total programs	24,123	22,623	1,500
Research and development expenses not allocated to specific programs	11,647	9,527	2,120
Total	35,770	32,150	3,620

The CHF 1.6 million decrease in expenditures in Alzheimer’s disease programs for the three months ended September 30, 2019 predominantly relates to a CHF 1.1 million decrease for ACI-35 due to the completion of certain toxicology and manufacturing work in the prior year as well as a CHF 0.5 million decrease for ACI-24 AD related to higher costs for the initiation of the Phase 2 study in the prior period. The CHF 0.6 million increase in non-Alzheimer’s disease programs predominantly relates to a CHF 0.1 million increase for research and preclinical activities associated with our morphomer alpha-synuclein program and a CHF 0.4 million increase in ACI-24 in Down Syndrome related to increased manufacturing activities and preparation of the Phase 2 study. The CHF 0.3 million in new discovery programs is driven predominantly by a CHF 0.2 million increase for manufacturing activities for our anti-a-Synuclein antibody.

The CHF 0.7 million decrease in expenditures in Alzheimer’s disease programs for the nine months ended September 30, 2019 predominantly relates to a CHF 0.2 million decrease million decrease for ACI-35 due to the completion of certain toxicology and manufacturing work in the prior year as well as a CHF 0.5 million decrease for ACI-24 AD related to higher costs for the initiation of the Phase 2 study in the prior period. The CHF 1.3 million increase in non-Alzheimer’s disease programs predominantly relates to a CHF 0.6 million increase for research and preclinical activities associated with our morphomer alpha-synuclein program and a CHF 0.6 million increase in ACI-24 in Down Syndrome related to increased manufacturing activities and preparation of the Phase 2 study. The CHF 1.0 million in new discovery programs is driven by a CHF 0.2 million increase for our TDP-43 antibody related to research activities in collaboration with the University of Pennsylvania, a CHF 0.4 million increase for research activities for our anti-a-Synuclein antibody and a CHF 0.3 million increase for research in our neuroinflammation discovery programs

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services and other operating expenses.

For the three and nine months ended September 30, 2019, general and administrative expenses amounted to CHF 4.0 million and CHF 10.8 million compared with CHF 2.9 million and CHF 8.7 million for the comparable periods in 2018, respectively. This represents an increase of CHF 1.0 million and CHF 2.1 million, respectively. The increase is predominantly associated with increases in our payroll expense due to an increase from 15 to 21 FTEs.

For the three months ended September 30, 2019, there was a CHF 0.3 million increase in rental and IT related expenditures and a CHF 0.5 million increase in salaries and share based compensation, offset by a decrease of less than CHF 0.1 million for professional services. For the nine months ended September 30, 2019, there was a CHF 1.0 million increase in rental and IT related expenditures, a CHF 0.8 million increase in salaries and share based compensation and a CHF 0.4 million increase in investor relations offset by a decrease of CHF 0.2 million for professional services. The remaining CHF 0.1 million increase for the three and nine months ended September 30, 2019 are across various other categories and immaterial. The following tables present the general and administrative expenses for the three and nine months ended September 30, 2019 and 2018:

	For the Three Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	1,570	1,095	475
Salaries and related costs(2)	2,386	1,835	551
Total general and administrative expenses	3,956	2,930	1,026

	For the Nine Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	4,366	3,225	1,141
Salaries and related costs(2)	6,469	5,478	991
Total general and administrative expenses	10,835	8,703	2,132

_________________

(1)	Includes depreciation expense

(2)	Includes share-based compensation expense

Finance result, net

The following table presents the net financial income and expenses during the three and nine months ended September 30, 2019 and 2018:

	For the Three Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Interest expense	(86)	(31)	(55)
Change in fair value of conversion feature	—	—	—
Foreign currency remeasurement gain/(loss), net	272	(1,296)	1,568
Other finance income/(expense)	50	(18)	68
Finance result, net	236	(1,345)	1,581

	For the Nine Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Interest expense	(1,686)	(66)	(1,620)
Change in fair value of conversion feature	4,542	—	4,542
Foreign currency remeasurement gain/(loss), net	(286)	(1,101)	815
Other finance income/(expense)	(1,041)	(45)	(996)
Finance result, net	1,529	(1,212)	(2,741)

In the three and nine months ended September 30, 2019 and 2018, the Company reported CHF 0.2 million and CHF 1.5 million in net financial gains compared with CHF 1.3 million and CHF 1.2 million in net financial losses for the comparable periods in 2018, respectively. This represents a difference of CHF 1.6 million and CHF 2.7 million, respectively.

The key drivers for the financial losses during the three months ended September 30, 2019 relate to a strengthening of the USD against the Swiss Franc resulting in a CHF 0.3 million foreign currency gain compared to a CHF 1.3 million foreign currency loss in the comparable period.

The key drivers for the financial gains during the nine months ended September 30, 2019 relate to a CHF 4.5 million change in the fair value of the conversion feature for the convertible loan due to Lilly. This gain was offset by CHF 1.6 million in interest expense, of which CHF 1.4 million is effective interest to amortize the host debt for the convertible loan. The Company also recorded a CHF 1.2 million loss associated with the revaluation of the convertible loan prior to its settlement in April 2019. Finally, as the USD fluctuated throughout the nine month period, the Company recorded a CHF 0.3 million foreign currency loss compared to a CHF 1.1 million foreign currency loss in the comparable period.

Liquidity and capital resources

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances and revenues from collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. As of September 30, 2019, we had cash and cash equivalents of CHF 212.5 million and short-term financial assets of CHF 90.0 million for a total liquidity balance of CHF 302.5 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding trade and other payables and accrued expenses. We expect to incur expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 to the end of the Phase 1b/2a clinical study, expenditures for clinical activities in accordance with our agreement with Lilly, ACI-24 in AD and ACI-24 in Down syndrome, our PET tracer candidates focused on alpha-synuclein and TDP-43 and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements and through equity or other forms of financing. We may also consider entering into additional collaboration agreements and selectively partnering for clinical development and commercialization.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	For the Nine Months Ended September 30,
	2019	2018	Change
	(in CHF thousands, unaudited)
Net cash provided by (used in):
Operating activities	67,964	(32,322)	100,286
Investing activities	(61,307)	(1,709)	(59,598)
Financing activities	49,624	109,877	(60,253)
Net change in cash and cash equivalents	56,281	75,846	(19,565)

Operating activities

Net cash provided by operating activities was CHF 68.0 million for the nine months ended September 30, 2019 compared with net cash used in operating activities of CHF 32.3 million for the nine months ended September 30, 2018. The change in cash provided by operating activities for the nine months ended September 30, 2019 was due to the Company’s reporting net income of CHF 64.9 million for the nine months ended September 30, 2019 compared with net loss of CHF 36.3 million for the same period in 2018 driven by (i) an increase of CHF 104.2 million in revenues principally due to recognition of a CHF 73.1 million upfront payment for a right-of-use license fee, CHF 1.5 million for research and development activities and a CHF 30 million payment for the first installment of the first milestone associated with our agreement with Lilly (ii) offset by the increase in research and development costs in the nine months ended September 30, 2019.

Investing activities

Net cash used in investing activities rose to CHF 61.3 million for the nine months ended September 30, 2019 compared with net cash used in investing activities of CHF 1.7 million for the nine months ended September 30, 2018 due to CHF 60.0 million increase in fixed-term deposits with maturities of six to 12 months as well as a CHF 1.2 million investment in capital expenditures to strengthen our manufacturing and research infrastructure.

Financing activities

Net cash provided by financing activities was CHF 49.6 million for the nine months ended September 30, 2019 compared with net cash provided by financing activities of CHF 109.9 million for the nine months ended September 30, 2018. The decrease of CHF 60.3 million is predominantly related to CHF 109.5 million received from three follow-on offerings completed in July 2018. This increase is offset by CHF 50.3 million received from Lilly for a convertible loan offset by CHF 0.5 million for transaction costs associated with loan settlement.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of September 30, 2019, we had cash and cash equivalents of CHF 212.5 million and short-term financial assets of CHF 90.0 million, resulting in CHF 302.5 million of liquidity. The increase relative to December 31, 2018 is due to the receipt of a CHF 80 million upfront payment from Lilly, a CHF 30 million for the first milestone payment from Lilly as well as USD 50 (CHF 50.3) million in consideration for the convertible note agreement. These increases in cash receipts were offset by an increase in research and development spending on our major discovery, research and development programs and the strengthening of the Company’s infrastructure, systems and organization. There can be no certainty as to the exact timing, or in fact, whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through the third quarter of 2023.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities, according to our long-term strategic plan;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing, protecting, defending and enforcing our portfolio of intellectual property.

Quantitative and qualitative disclosures about market risk

During the three and nine months ended September 30, 2019, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical judgments and accounting estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

JOBS Act exemption

On April 5, 2012, the Jumpstart our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply until the earlier of (i) until December 31, 2021 or (ii) our no longer being an “emerging growth company.” In particular, we would cease to be an emerging growth company if (i) we have more than USD 1.07 billion in annual revenue, (ii) we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds USD 700 million as of the most recently completed second fiscal quarter, or (iii) we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use adjusted income/(loss) and adjusted earnings/(loss) per share when monitoring and evaluating our operational performance. Adjusted income/(loss) is defined as income/(loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted earnings/(loss) per share is defined as adjusted income/(loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income/(loss). The following table reconciles net income/(loss) to adjusted income/(loss) and adjusted earnings/(loss) per share for the periods presented:

Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and
Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2019	2018	2019	2018
	(in CHF thousands except for share and per share data)
Income/(Loss)	18,213	(13,516)	64,888	(36,274)
Adjustments:
Non-cash share-based payments (a)	882	583	2,027	1,897
Foreign currency (gains)/ losses (b)	(272)	1,296	286	1,101
Effective interest expense (c)	—	—	1,355	—
Change in fair value of conversion feature (d)	—	—	(4,542)	—
Adjusted Income/(Loss)	18,823	(11,637)	64,014	(33,276)

Earnings/(Loss) per share – basic	0.25	(0.21)	0.92	(0.61)
Earnings/(Loss) per share – diluted	0.25	(0.21)	0.92	(0.61)
Adjustment to earnings/(loss) per share – basic	0.01	0.03	(0.01)	0.05
Adjustment to earnings/(loss) per share – diluted	0.01	0.03	(0.01)	0.05
Adjusted earnings/(loss) per share – basic	0.26	(0.18)	0.91	(0.56)
Adjusted earnings/(loss) per share – diluted	0.26	(0.18)	0.91	(0.56)
Weighted-average number of shares used to compute Adjusted earnings/(loss) per share – basic	71,822,884	64,862,822	70,184,257	59,912,283
Weighted-average number of shares used to compute Adjusted earnings/(loss) per share – diluted	72,281,264	64,862,822	70,700,690	59,912,283

_________________

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

(c)	Effective interest expense for the period relates to the accretion of the Company’s convertible loan in accordance with the effective interest method.

(d)	Change in fair value of conversion feature that is bifurcated from the convertible loan host debt with Lilly.

For the three and nine months ended September 30, 2019, adjustments increased net income and decreased net income by CHF 0.6 million and CHF 0.9 million compared with decreases to the net losses by CHF 1.9 million and CHF 3.0 million for the comparable periods in 2018, respectively. The Company recorded CHF 0.9 million and CHF 2.0 million for the three and nine months, respectively, for share-based compensation expenses. There were foreign currency remeasurement gains of CHF 0.3 million and remeasurement losses of CHF 0.3 million, respectively, related to foreign currency fluctuations. The Company recorded nil and CHF 1.4 million for amortization of effective interest for the three and nine months ended September 30, 2019, respectively. Finally, the Company recognized nil and a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our annual report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described under the sections in the our annual report on Form 20-F entitled “Risk Factors” and this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.